Exhibit 6

500 Woodward Avenue, Suite 4000 Detroit, MI 48226-3425 Telephone: (313) 223-3500 Facsimile: (313) 223-3598 http://www.dickinsonwright.com Thomas G. McNeill TMcNeill@dickinsonwright.com (313) 223-3632

February 1, 2012

Mark E. Ferrario, Esq.
Greenberg Traurig
3773 Howard Hughes Parkway
Suite 400 North
Las Vegas, NV  89169

Re:	Shareholder Demand Letter to Board of Directors of Gaming Partners International Corporation dated January 12, 2012

Dear Mr. Ferrario:

We have received your letter dated January 27, 2012.

In our letter dated January 12, 2012, on behalf of our Clients, we raised meritorious and serious claims concerning the gross mismanagement of Gaming Partners International Corporation (“GPIC” or the “Company”), which has damaged, and continues to damage, the Company and all of its shareholders. Your ultra defensive response, replete with shrill hyperbole and threats, simply continues the Company’s posture of refusing to face the facts while attempting to demonize the shareholders who seek redress of clearly identified and palpable gross mismanagement. Yours is a familiar but tired stratagem of protecting corporate wrongdoing at the expense of the investing public.

We note that you claim to represent the Company, but not the individual members of the Board of Directors.

We note that you do not address the conflict of interest inherent in your firm representing the Company and the members of the Board of Directors.

We note that you do not indicate that independent members of the Company’s Board of Directors, if any, have met to consider the matters set forth in our January 12, 2012 letter or that they have authorized your letter as their response.

We note that for the Company you have not committed to provide our January 12, 2012 letter to the Company’s auditors. We renew that demand and add to it the request that you provide this letter to the auditors as well.

Dickinson Wright PLLC
Mark E. Ferrario
February 1, 2012

We note that of the eight specific and enumerated categories of mismanagement which we asserted, you have chosen to respond to only one: nepotism. In your response to that one issue, you acknowledge that the Company has hired as its controller Alex Thieffry, the son of Board member Alain Thieffry. That fact, now admitted, was not disclosed to the investing public and, further, constitutes a violation of the Conflict of Interest provisions of the Company’s Code of Ethics. What is Mr. Thieffry’s experience to serve as a controller of a public company, such that you would claim that he is “fully qualified for the position”? You further claim that the selection of Mr. Thieffry was made after a “thorough search for qualified candidates,” which concluded in the amazing coincidence of hiring a Board member’s son. To support that assertion, we would be pleased to receive: copies of the resumes of all candidates so considered, including that of Mr. Thieffry; and all email between Company employees and Alain Thieffry concerning the employment of his son.

On behalf of the Company, you deny any affiliation between GPIC and Christine Gronau, the wife of the Company’s President, CEO and Board member, Gregory Gronau. We note, however, that on her LinkedIn page Mrs. Gronau  claimed: “Currently in the last year I have consulted for Gaming Partners International on locations in Macau and Thailand.” We further note that the day after we delivered our letter to the Company’s General Counsel (via email) Mrs. Gronau removed that reference from her LinkedIn page. The proper conclusion to be drawn from that act is obvious. We have preserved as evidence the original LinkedIn page.

Based upon the foregoing, we find it curious, even odd, that it is our charge of nepotism that you selected as the sole area of mismanagement to address in your letter when you could muster so little in response. You have made no response at all to the other seven categories of identified gross mismanagement. As we stated in our January 12, 2012 letter, and as we reiterate here, the business judgment rule will not protect management, or now the Board of Directors, from the consequences their breaches of fiduciary duty and gross mismanagement.

As for the lack of independence of Charles J. Henry and Robert J. Kelly, and contrary to your suggestion, Rule 5605(a)(2) merely provides a non-exclusive list of those types of relationships that automatically preclude a finding of independence. Members of the board of directors are required to make an affirmative determination that individuals serving as independent directors are free from relationships that would impair independence. It is clear that Messrs. Henry and Kelly have longstanding personal and economic relationships with the control persons of GPIC.  Do they continue to collect pensions from those relationships?  Do the control persons have direct access to Messrs. Henry and Kelly because of their prior business and personal relationships? Are Messrs. Henry and Kelly predisposed to do the will of the control persons without regard to the best interests of the Company and its shareholders as a whole? These questions and others which you do not address properly factor into a fair and objective determination of a Board member’s independence, or lack thereof.

We acknowledge that your letter constitutes the Company’s formal rejection of our Clients’ properly submitted shareholder demand and that, as a result, our Clients are now vested with both shareholder derivative claims and their direct claims. Apart from that clarification, your letter adds nothing to this dispute.

Dickinson Wright PLLC
Mark E. Ferrario
February 1, 2012

In regards to this dispute, we hereby demand that the Company, management, and the Board of Directors (collectively for this purpose, the “Company”), and your firm as GPIC’s counsel, maintain and take all steps necessary to preserve all documents, tangible things and evidence (including all electronic data and computer systems data, such as electronic mail, voice mail and .wav files) which in any way relate to this dispute.

To preserve all electronic data, we expect that the Company will take all necessary precautions to preserve in its present state all electronic media storage, including computer networks, system servers, stand alone computers and laptops (including all hard drives) and PDAs (such as iPhones, Blackberries, Droids and the like). The preservation of all electronic media reasonably must include removing from service all backup media and tapes (to prevent any overwriting of data).

We also expect that the Company will identify all employees who have direct knowledge relevant to this dispute and that the Company will take all steps necessary to prevent them from intentionally, negligently or inadvertently destroying documents and electronic data (including email) that is relevant to this dispute. In this regard, these employees must preserve all relevant electronic data (including email) as may be found on their home computers and tablets as well.

We ask that you confirm in writing that an appropriate litigation hold has been implemented; and we remind you that the intentional, negligent and/or inadvertent destruction of evidence will have severe consequences.

Cordially,

/s/ Thomas G. McNeill

Thomas G. McNeill

TGM:lm

cc:           Laura McAllister Cox, Esq.
Dennis J. Whittlesey, Esq.
Michael T. Raymond, Esq.